File No. 1-15995

                                  United States
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM U-3A-2

  Statement by Holding Company Claiming Exemption Under Rule U-3A-2 from the
             Provisions of the Public Utility Holding Company Act of 1935

                      To Be Filed Annually Prior to March 1

     . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

                            UIL HOLDINGS CORPORATION

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

1. NAME, STATE OF ORGANIZATION, LOCATION AND NATURE OF BUSINESS OF CLAIMANT AND EVERY SUBSIDIARY THEREOF, OTHER THAN ANY EXEMPT WHOLESALE GENERATOR (EWG) OR FOREIGN UTILITY COMPANY IN WHICH CLAIMANT DIRECTLY OR INDIRECTLY HOLDS AN INTEREST.

UIL Holdings Corporation ("UIL Holdings") was incorporated under the laws of the State of Connecticut and is a holding company organized to acquire and hold the securities of other corporations.

The United Illuminating Company (UI) was incorporated under the laws of the State of Connecticut and is a wholly-owned subsidiary of UIL Holdings. UI is an operating electric public utility engaged in the purchase, transmission, distribution and sale of electricity for residential, commercial and industrial purposes in a service area of about 335 square miles in the southwestern part of the State of Connecticut.

United Resources, Inc. ("URI") was incorporated under the laws of the State of Connecticut and is a wholly-owned subsidiary of UIL Holdings. URI serves as the parent corporation for several non-utility businesses, each of which is incorporated separately in Connecticut.

         A. American Payment Systems, Inc. ("APS") was incorporated under the laws of the State of Connecticut and is a wholly-owned subsidiary of URI. APS provides electronic bill payment services and telephony services to companies throughout the United States. APS recruits and manages retailers to provide this service to the companies' customers who prefer to pay their bills in person. On December 16, 2003, UIL Holdings entered into an agreement to sell APS (excluding the telephony business) to CheckFree Corporation, a leading provider of financial electronic commerce services and products. Under the terms of the agreement, and pending receipt of regulatory approvals and satisfaction of customary closing conditions, the transaction is expected to close during the second quarter of 2004. As a result of the events described above, APS has been categorized as "held for sale" as of December 31, 2003 for financial accounting purposes, and as such, its results are included in discontinued operations in the accompanying consolidated statements of income included herein, for all periods presented.


                  1. APS Card Services, Inc. ("CSI") was incorporated under the laws of the State of Connecticut and was a wholly-owned subsidiary of APS. CSI markets a prepaid stored value card and was merged into APS on July 31, 2003.

                  2. Cell Cards of Illinois, LLC. ("CCI") was incorporated under the laws of the State of Illinois and was a 51% majority owned subsidiary of APS. CCI sells prepaid long distance telephone service, prepaid telephone calling cards, and prepaid wireless telephone service. APS and other equity owners of CCI sold all of the equity of CCI to a third party on February 13, 2004.

                  3. American Payment Systems of California, Inc. was incorporated under the laws of the State of California and is a wholly-owned subsidiary of APS formed to facilitate compliance with the laws of that state with regard to the conduct of the business of APS therein.

         B. Xcelecom, Inc. ("Xcelecom") was incorporated under the laws of the State of Connecticut and is a wholly-owned subsidiary of URI. Xcelecom serves as the parent corporation for several corporations that provide specialized services in the electrical, communications and data network infrastructure industries.

                  1. Precision Power, Inc. was incorporated under the laws of the State of Connecticut and is a wholly-owned subsidiary of Xcelecom. Precision Power was engaged in electrical construction and related services for larger commercial, industrial and institutional customers in Connecticut. As of the end of 2000, the operations of Precision Power were combined with those of McPhee Electric LTD, LLC, another subsidiary of Xcelecom.

                  2. Allan Electric, Inc. was incorporated under the laws of the State of New Jersey and is a wholly-owned subsidiary of Xcelecom. Allan Electric is engaged in electrical construction, intelligent highway system deployment and related services for larger commercial, industrial, governmental and institutional customers in New Jersey.

                  3. The DataStore, Inc. was incorporated under the laws of the State of New Jersey and is a wholly-owned subsidiary of Xcelecom. The DataStore is engaged in data and communications network infrastructure design, installation and services for commercial, industrial, governmental and institutional customers in New Jersey, Delaware and Pennsylvania.

                  4. Orlando Diefenderfer Electrical Contractor, Inc. ("ODE") was incorporated under the laws of the State of Pennsylvania and is a wholly-owned subsidiary of Xcelecom. ODE is engaged in electrical construction and related services for larger commercial, industrial, governmental and institutional customers in Pennsylvania.

                  5. JBL Electric, Inc. was incorporated under the laws of the State of New Jersey and is a wholly-owned subsidiary of Allan Electric. JBL Electric is primarily engaged in the construction and installation of cellular towers and large satellite communications systems throughout the states of New Jersey, Delaware, New York and Connecticut.

                  6. Johnson Electric, Inc. was incorporated under the laws of the State of Connecticut and is a wholly-owned subsidiary of Xcelecom. Johnson Electric is engaged in electrical construction and related services for larger commercial, industrial, governmental and institutional customers in Connecticut.

                  7. McPhee Electric LTD, LLC was formed under the limited liability company laws of the State of Connecticut and is a wholly-owned subsidiary of Xcelecom. McPhee is engaged in electrical construction and related services for larger commercial, industrial, governmental and institutional customers in Connecticut, Rhode Island, Massachusetts and other New England states.

                  8. Thermal Energies, Inc. ("TEI") was incorporated under the laws of the State of Connecticut and is a wholly-owned subsidiary of Xcelecom. TEI owns and operates a central heating and cooling plant in one of New Haven, Connecticut's largest commercial office buildings. In addition, TEI holds a 52% ownership share in the Government Center Thermal Energy Partnership (the "Partnership"). The Partnership operates a district heating and cooling facility that serves the City Hall and Hall of Records of the City of New Haven and the adjacent Connecticut Financial Center building.

                  9. Brite-Way Electric, Inc., was incorporated under the laws of the State of New Jersey and is a wholly-owned subsidiary of Xcelecom, Inc. Brite-Way Electric is engaged in electrical construction for larger commercial, industrial, governmental and institutional customers in New Jersey.

                  10. J. E. Richards, Inc., was incorporated under the laws of the State of Maryland and is a wholly-owned subsidiary of Xcelecom, Inc. J. E. Richards is engaged in electrical construction for larger commercial, industrial, governmental and institutional customers in Maryland and the Greater Washington, D.C. area.

                  11. M. J. Daly & Sons, Inc. was incorporated under the laws of the State of Connecticut and is a wholly-owned subsidiary of Xcelecom, Inc. M.
J. Daly & Sons is engaged in mechanical construction and fire protection services for commercial, industrial, governmental and institutional customers in Connecticut and Massachusetts.

                  12. 4-Front Systems, Inc., was incorporated under the laws of the State of North Carolina and is a wholly-owned subsidiary of Xcelecom, Inc. 4-Front Systems, Inc. is engaged in data and communications network infrastructure design, installation and services for commercial, governmental and institutional customers in North Carolina.

                  13. Terry's Electric Incorporated was incorporated under the laws of the State of Florida and is a wholly-owned subsidiary of Xcelecom. Terry's Electric is engaged in electrical construction and related services for larger commercial, industrial, governmental and institutional customers in Florida, Georgia, Texas, Oklahoma and North Carolina.

         C. United Capital Investments, Inc. ("UCI") was incorporated under the laws of the State of Connecticut and is a wholly-owned subsidiary of URI. UCI participates in business ventures that complement UI's electric transmission and distribution business.

                  1. UCI has a 25% interest in Cross-Sound Cable Company, LLC (Cross-Sound), a Connecticut limited liability company, which owns and operates a 330-megawatt transmission line (cable) connecting Connecticut and Long Island region of the State of New York under the Long Island Sound. TransEnergieUS Ltd., the project developer and majority owner, is a Delaware corporation and a subsidiary of TransEnergie HQ Inc., the transmission affiliate of Hydro-Quebec
(HQ). The cable has been installed and is operating under a Department of Energy Emergency Order dated August 14, 2003, although the cable has yet to achieve commercial operation status pending the resolution of permit issues.

                  2. Souwestcon Properties, Inc. ("Souwestcon") was incorporated under the laws of the State of Connecticut and is a wholly-owned subsidiary of UCI. Souwestcon was engaged in a real estate development project located in North Haven, Connecticut. The property was sold in 2003 and the entity was dissolved on October 30, 2003.

         D. United Bridgeport Energy, Inc. ("UBE") was incorporated under the laws of the State of Connecticut and is a wholly-owned subsidiary of URI. UBE holds a 33 1/3% ownership interest, as a minority investor, in Bridgeport Energy LLC, the owner of an Exempt Wholesale Generator ("EWG") merchant wholesale electric generating facility located in Bridgeport, Connecticut.


2. A BRIEF DESCRIPTION OF THE PROPERTIES OF CLAIMANT AND EACH OF ITS SUBSIDIARY PUBLIC UTILITY COMPANIES USED FOR THE GENERATION, TRANSMISSION, AND DISTRIBUTION OF ELECTRIC ENERGY FOR SALE, OR FOR THE PRODUCTION, TRANSMISSION, AND DISTRIBUTION OF NATURAL OR MANUFACTURED GAS, INDICATING THE LOCATION OF PRINCIPAL GENERATING PLANTS, TRANSMISSION LINES, PRODUCING FIELDS, GAS MANUFACTURING PLANTS, AND ELECTRIC AND GAS DISTRIBUTION FACILITIES, INCLUDING ALL SUCH PROPERTIES WHICH ARE OUTSIDE THE STATE IN WHICH CLAIMANT AND ITS SUBSIDIARIES ARE ORGANIZED AND ALL TRANSMISSION OR PIPELINES WHICH DELIVER OR RECEIVE ELECTRIC ENERGY OR GAS AT THE BORDERS OF SUCH STATE.

UIL Holdings does not directly own any property used for the generation, transmission and distribution of electric energy for sale, or for the production, transmission and distribution of natural or manufactured gas.

UI owns and operates an electric transmission system consisting of 102 circuit miles of overhead lines and approximately 15 circuit miles of underground lines, all operated at 345 KV or 115 KV and located within or immediately adjacent to the territory served by UI in the southwestern part of the State of Connecticut. These transmission lines are part of the New England transmission grid. A major portion of UI's transmission lines is constructed on railroad right-of-way pursuant to two Transmission line Agreements. One of the agreements expired in May 2000 and a new agreement was reached in June 2003 and applied retroactively. The new agreement expires in May 2030 and will be automatically extended for up to two successive renewal periods of fifteen years each, unless UI provides timely written notice of its election to reject the automatic extension. The other agreement will expire in May 2040.

UI owns and operates 25 bulk electric supply substations with a capacity of 1,784,170 KVA and 26 distribution substations with a capacity of 132,270 KVA. UI has 3,233 pole-line miles of overhead distribution lines and 130 conduit-bank miles of underground distribution lines. All of these facilities are located within the State of Connecticut.


3. THE FOLLOWING INFORMATION FOR THE LAST CALENDAR YEAR WITH RESPECT TO CLAIMANT AND EACH OF ITS SUBSIDIARY PUBLIC UTILITY COMPANIES:

         (a) Number of kWh. of electric energy sold (at retail or wholesale), and Mcf. of natural or manufactured gas distributed at retail.

                           ELECTRICITY                                 GAS
                           -----------                                 ---
UIL Holdings               None                                        None
UI                         6,241,236,765                               None

         (b) Number of kWh. of electric energy and Mcf. of natural or manufactured gas distributed at retail outside the State in which each such company is organized.

                           ELECTRICITY                                 GAS
                           -----------                                 ---
UIL Holdings               None                                        None
UI                         None                                        None

         (c) Number of kWh. of electric energy and Mcf. of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.

                           ELECTRICITY                                 GAS
                           -----------                                 ---
UIL Holdings               None                                        None
UI                         478,185,027                                 None

         (d) Number of kWh. of electric energy and Mcf. of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line.

                           ELECTRICITY                                 GAS
                           -----------                                 ---
UIL Holdings               None                                        None
UI                         5,763,051,738                               None

4. THE FOLLOWING INFORMATION FOR THE REPORTING PERIOD WITH RESPECT TO CLAIMANT AND EACH INTEREST IT HOLDS DIRECTLY OR INDIRECTLY IN AN EWG OR A FOREIGN UTILITY COMPANY, STATING MONETARY AMOUNTS IN UNITED STATES DOLLARS:

         (a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

            Bridgeport Energy LLC, 10 Atlantic Street, Bridgeport, Connecticut 06604. This facility is a 520 MW combined-cycle generator.


         (b) Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

            United Bridgeport Energy, Inc. ("UBE"), a wholly-owned subsidiary of URI, holds a 33.33% ownership interest in Bridgeport Energy LLC, the owner and operator of the facility.


         (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of any security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

            The capital invested by UIL Holdings in the EWG, through its indirect wholly-owned subsidiary UBE, is approximately $78.2 million of equity as of December 31, 2003. Neither UIL Holdings nor any direct or indirect subsidiary of UIL Holdings has signed any direct or indirect guarantee of the security of the EWG. There is no direct or indirect recourse to UIL Holdings or any other system company for any financial obligation of the EWG.


         (d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

            The capitalization of the EWG on December 31, 2003 was approximately $232.9 million. The loss for the EWG during the fiscal period ending
December 31, 2003 was approximately $4.7 million.


         (e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

            None

The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 27th day of February, 2004.

                            UIL HOLDINGS CORPORATION



                            By: /s/ Louis J. Paglia
                            -------------------------------------
                            Louis J. Paglia
                            Executive Vice President and
                            Chief Financial Officer





(Corporate seal)


Attest:


/s/ Susan E. Allen
----------------------------------
Susan E. Allen
Secretary

Name, title and address of officer to whom
notices and correspondences concerning
this statement should be addressed:
Louis J. Paglia
Executive Vice President
Chief Financial Officer
157 Church Street
New Haven, Connecticut  06510

                                    EXHIBIT A

See attached consolidating statement of income and surplus of the claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of claimant and its subsidiary companies as of the close of such calendar year.

UIL HOLDINGS CORPORATION
CONSOLIDATING STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2003
THOUSANDS OF DOLLARS

                                                                    The United                 UIL               United
                                                              Illuminating Company          Holdings       Resources, Inc.
                                                            --------------------------    -------------   -------------------
OPERATING REVENUES
     Utility                                                                $ 669,620              $ -                   $ -
     Non-utility businesses                                                         -                -                    21
                                                            --------------------------    -------------   -------------------
     Total Operating Revenues                                                 669,620                -                    21
                                                            --------------------------    -------------   -------------------
OPERATING EXPENSES
  Operation
     Fuel and energy                                                          272,673                -                     -
     Operation and maintenance                                                185,456              (70)                2,927
  Depreciation and amortization                                                77,463                -                     -
  Taxes - other than income taxes                                              39,311                4                     1
                                                            --------------------------    -------------   -------------------
       Total Operating Expenses                                               574,903              (66)                2,928
                                                            --------------------------    -------------   -------------------
OPERATING INCOME (LOSS) FROM CONTINUING OPERATIONS                             94,717               66                (2,907)
                                                            --------------------------    -------------   -------------------

OTHER INCOME AND (DEDUCTIONS), NET                                              5,526           29,036                    30
                                                            --------------------------    -------------   -------------------

INCOME (LOSS) FROM CONTINUING OPERATIONS
BEFORE INTEREST CHARGES AND INCOME TAXES                                      100,243           29,102                (2,877)
                                                            --------------------------    -------------   -------------------

INTEREST CHARGES, NET
  Interest on long-term debt                                                   20,100            5,490                     -
  Other interest, net                                                             688            1,694                 1,050
                                                            --------------------------    -------------   -------------------
                                                                               20,788            7,184                 1,050
  Amortization of debt expense and redemption premiums                          1,267                -                     -
                                                            --------------------------    -------------   -------------------
       Interest Charges, net                                                   22,055            7,184                 1,050
                                                            --------------------------    -------------   -------------------

INCOME (LOSS) FROM CONTINUING OPERATIONS
BEFORE INCOME TAXES                                                            78,188           21,918                (3,927)
                                                            --------------------------    -------------   -------------------

INCOME TAXES                                                                   39,519           (1,591)               (1,604)
                                                            --------------------------    -------------   -------------------

NET INCOME (LOSS) FROM CONTINUING OPERATIONS                                   38,669           23,509                (2,323)

DISCONTINUED OPERATIONS, NET OF TAXES                                               -                -                     -
                                                            --------------------------    -------------   -------------------

NET INCOME (LOSS) AND INCOME (LOSS)
APPLICABLE TO COMMON STOCK                                   $                 38,669     $     23,509     $          (2,323)
                                                            ==========================    =============   ===================





                                                            United Capital         United Bridgeport        American Payment
                                                          Investments, Inc.           Energy Inc.             Systems, Inc.
                                                         ---------------------   ----------------------   ----------------------
OPERATING REVENUES
     Utility                                                              $ -                      $ -                      $ -
     Non-utility businesses                                                 -                        -                        -
                                                         ---------------------   ----------------------   ----------------------
     Total Operating Revenues                                               -                        -                        -
                                                         ---------------------   ----------------------   ----------------------
OPERATING EXPENSES
  Operation
     Fuel and energy                                                        -                        -                        -
     Operation and maintenance                                            368                       17                        -
  Depreciation and amortization                                             -                        -                        -
  Taxes - other than income taxes                                          15                        1                        -
                                                         ---------------------   ----------------------   ----------------------
       Total Operating Expenses                                           383                       18                        -
                                                         ---------------------   ----------------------   ----------------------
OPERATING INCOME (LOSS) FROM CONTINUING OPERATIONS                       (383)                     (18)                       -
                                                         ---------------------   ----------------------   ----------------------

OTHER INCOME AND (DEDUCTIONS), NET                                       (681)                  (1,647)                       -
                                                         ---------------------   ----------------------   ----------------------

INCOME (LOSS) FROM CONTINUING OPERATIONS
BEFORE INTEREST CHARGES AND INCOME TAXES                               (1,064)                  (1,665)                       -
                                                         ---------------------   ----------------------   ----------------------

INTEREST CHARGES, NET
  Interest on long-term debt                                                -                        -                        -
  Other interest, net                                                       -                    2,032                        -
                                                         ---------------------   ----------------------   ----------------------
                                                                            -                    2,032                        -
  Amortization of debt expense and redemption premiums                      -                        -                        -
                                                         ---------------------   ----------------------   ----------------------
       Interest Charges, net                                                -                    2,032                        -
                                                         ---------------------   ----------------------   ----------------------

INCOME (LOSS) FROM CONTINUING OPERATIONS
BEFORE INCOME TAXES                                                    (1,064)                  (3,697)                       -
                                                         ---------------------   ----------------------   ----------------------

INCOME TAXES                                                             (426)                  (1,510)                       -
                                                         ---------------------   ----------------------   ----------------------

NET INCOME (LOSS) FROM CONTINUING OPERATIONS                             (638)                  (2,187)                       -

DISCONTINUED OPERATIONS, NET OF TAXES                                       -                        -                   (6,251)
                                                         ---------------------   ----------------------   ----------------------

NET INCOME (LOSS) AND INCOME (LOSS)
APPLICABLE TO COMMON STOCK                                $              (638)       $          (2,187)      $           (6,251)
                                                         =====================   ======================   ======================




                                                            Consolidated                               UIL
                                                          Xcelecom, Inc.       Eliminations       Consolidated
                                                         ------------------   ---------------    ----------------
OPERATING REVENUES
     Utility                                                           $ -               $ -           $ 669,620
     Non-utility businesses                                        294,036                 -             294,057
                                                         ------------------   ---------------    ----------------
     Total Operating Revenues                                      294,036                 -             963,677
                                                         ------------------   ---------------    ----------------
OPERATING EXPENSES
  Operation
     Fuel and energy                                                     -                 -             272,673
     Operation and maintenance                                     290,022                 -             478,720
  Depreciation and amortization                                      4,776                 -              82,239
  Taxes - other than income taxes                                    1,756                 -              41,088
                                                         ------------------   ---------------    ----------------
       Total Operating Expenses                                    296,554                 -             874,720
                                                         ------------------   ---------------    ----------------
OPERATING INCOME (LOSS) FROM CONTINUING OPERATIONS                  (2,518)                -              88,957
                                                         ------------------   ---------------    ----------------

OTHER INCOME AND (DEDUCTIONS), NET                                     475           (29,449)              3,290
                                                         ------------------   ---------------    ----------------

INCOME (LOSS) FROM CONTINUING OPERATIONS
BEFORE INTEREST CHARGES AND INCOME TAXES                            (2,043)          (29,449)             92,247
                                                         ------------------   ---------------    ----------------

INTEREST CHARGES, NET
  Interest on long-term debt                                             -                 -              25,590
  Other interest, net                                                  575            (3,636)              2,403
                                                         ------------------   ---------------    ----------------
                                                                       575            (3,636)             27,993
  Amortization of debt expense and redemption premiums                   -                 -               1,267
                                                         ------------------   ---------------    ----------------
       Interest Charges, net                                           575            (3,636)             29,260
                                                         ------------------   ---------------    ----------------

INCOME (LOSS) FROM CONTINUING OPERATIONS
BEFORE INCOME TAXES                                                 (2,618)          (25,813)             62,987
                                                         ------------------   ---------------    ----------------

INCOME TAXES                                                          (938)                -              33,450
                                                         ------------------   ---------------    ----------------

NET INCOME (LOSS) FROM CONTINUING OPERATIONS                        (1,680)          (25,813)             29,537

DISCONTINUED OPERATIONS, NET OF TAXES                                    -                 -              (6,251)
                                                         ------------------   ---------------    ----------------

NET INCOME (LOSS) AND INCOME (LOSS)
APPLICABLE TO COMMON STOCK                                $         (1,680)   $      (25,813)    $        23,286
                                                         ==================   ===============    ================


UIL HOLDINGS CORPORATION
CONSOLIDATING BALANCE SHEET
AS OF DECEMBER 31, 2003
THOUSANDS OF DOLLARS
ASSETS

                                                                      The United                              United
                                                                     Illuminating             UIL            Resources
                                                                        Company            Holdings            Inc.
                                                                  --------------------   --------------    --------------
Current Assets
  Unrestricted cash and temporary cash investments                 $           24,460     $        111       $         7
  Restricted cash                                                               1,092                -                 -
  Utility accounts receivable, less allowance of $1,654                        54,780                -                 -
  Other accounts receivable, less allowance of $1,648                          21,789           73,712             3,826
  Unbilled revenues                                                            24,265                -                 -
  Materials and supplies, at average cost                                       1,924                -                 -
  Prepayments                                                                   2,897            4,442             1,279
  Current assets of discontinued operations held for sale                           -                -                 -
  Other                                                                             -                -                 -
                                                                  --------------------   --------------    --------------
          Total                                                               131,207           78,265             5,112
                                                                  --------------------   --------------    --------------

Other Property and Investments
  Investment in United Bridgeport Energy facility                                   -                -                 -
  Other                                                                         4,383          357,734           265,792
                                                                  --------------------   --------------    --------------
           Total                                                                4,383          357,734           265,792
                                                                  --------------------   --------------    --------------

Property, Plant and Equipment at original cost
  In service                                                                  751,759                -                 -
  Less, accumulated depreciation                                              265,171                -                 -
                                                                  --------------------   --------------    --------------
                                                                              486,588                -                 -
  Construction work in progress                                                36,467                -                 -
                                                                  --------------------   --------------    --------------
         Net Property, Plant and Equipment                                    523,055                -                 -
                                                                  --------------------   --------------    --------------

Regulatory Assets
  Nuclear plant investments-above market                                      436,505                -                 -
  Income taxes due principally to book-tax differences                         98,116                -                 -
  Long-term purchase power contracts - above market                            88,024                -                 -
  Connecticut Yankee                                                           51,579                -                 -
  Unamortized redemption costs                                                 19,325                -                 -
  Other                                                                        43,259                -                 -
                                                                  --------------------   --------------    --------------
          Total                                                               736,808                -                 -
                                                                  --------------------   --------------    --------------

Deferred Charges
  Goodwill                                                                          -                -                 -
  Unamortized debt issuance expenses                                            6,137              533                 -
  Prepaid Pension                                                              43,927                -                 -
  Long-term receivable - Cross Sound Cable Project                                  -           23,986                 -
  Other long-term receivable                                                   13,575                -                 -
  Other                                                                         1,036                -                 -
                                                                  --------------------   --------------    --------------
          Total                                                                64,675           24,519                 -
                                                                  --------------------   --------------    --------------

                                                                  --------------------   --------------    --------------
Long-term assets of discontinued operations held for sale                           -                -                 -
                                                                  --------------------   --------------    --------------

          Total Assets                                                    $ 1,460,128        $ 460,518         $ 270,904
                                                                  ====================   ==============    ==============



                                                                          United               United
                                                                          Capital            Bridgeport         American Payment
                                                                     Investments, Inc.      Energy, Inc.          Systems, Inc.
                                                                    --------------------    --------------    ----------------------

Current Assets
  Unrestricted cash and temporary cash investments                    $              88      $        (17)     $                  -
  Restricted cash                                                                     -                 -                         -
  Utility accounts receivable, less allowance of $1,654                               -                 -                         -
  Other accounts receivable, less allowance of $1,648                                 2                42                         -
  Unbilled revenues                                                                   -                 -                         -
  Materials and supplies, at average cost                                             -                 -                         -
  Prepayments                                                                        33            (1,135)                        -
  Current assets of discontinued operations held for sale                             -                 -                   102,126
  Other                                                                               -                 -                         -
                                                                    --------------------    --------------    ----------------------
          Total                                                                     123            (1,110)                  102,126
                                                                    --------------------    --------------    ----------------------

Other Property and Investments
  Investment in United Bridgeport Energy facility                                     -            82,090                         -
  Other                                                                          15,847                 -                         -
                                                                    --------------------    --------------    ----------------------
          Total                                                                  15,847            82,090                         -
                                                                    --------------------    --------------    ----------------------

Property, Plant and Equipment at original cost
  In service                                                                          -                 -                         -
  Less, accumulated depreciation                                                      -                 -                         -
                                                                    --------------------    --------------    ----------------------
                                                                                      -                 -                         -
  Construction work in progress                                                       -                 -                         -
                                                                    --------------------    --------------    ----------------------
         Net Property, Plant and Equipment                                            -                 -                         -
                                                                    --------------------    --------------    ----------------------

Regulatory Assets
  Nuclear plant investments-above market                                              -                 -                         -
  Income taxes due principally to book-tax differences                                -                 -                         -
  Long-term purchase power contracts - above market                                   -                 -                         -
  Connecticut Yankee                                                                  -                 -                         -
  Unamortized redemption costs                                                        -                 -                         -
  Other                                                                               -                 -                         -
                                                                    --------------------    --------------    ----------------------
          Total                                                                       -                 -                         -
                                                                    --------------------    --------------    ----------------------

Deferred Charges
  Goodwill                                                                            -                 -                         -
  Unamortized debt issuance expenses                                                  -                 -                         -
  Prepaid Pension                                                                     -                 -                         -
  Long-term receivable - Cross Sound Cable Project                                    -                 -                         -
  Other long-term receivable                                                          -                 -                         -
  Other                                                                               -                 -                         -
                                                                    --------------------    --------------    ----------------------
          Total                                                                       -                 -                         -
                                                                    --------------------    --------------    ----------------------

                                                                    --------------------    --------------    ----------------------
Long-term assets of discontinued operations held for sale                             -                 -                    17,930
                                                                    --------------------    --------------    ----------------------

          Total Assets                                               $           15,970      $     80,980      $            120,056
                                                                    ====================    ==============    ======================



                                                                                                                  UIL
                                                                           Xcelecom                             Holdings
                                                                        Consolidated       Eliminations      Consolidated
                                                                       ----------------   ---------------   ----------------
Current Assets
  Unrestricted cash and temporary cash investments                     $         3,965     $           -     $       28,614
  Restricted cash                                                                  292                 -              1,384
  Utility accounts receivable, less allowance of $1,654                              -                 -             54,780
  Other accounts receivable, less allowance of $1,648                           72,522           (91,361)            80,532
  Unbilled revenues                                                              7,981                 -             32,246
  Materials and supplies, at average cost                                        2,534                 -              4,458
  Prepayments                                                                    1,153                 -              8,669
  Current assets of discontinued operations held for sale                            -               205            102,331
  Other                                                                          1,323                 -              1,323
                                                                       ----------------  ----------------   ----------------
          Total                                                                 89,770           (91,156)           314,337
                                                                       ----------------   ---------------   ----------------

Other Property and Investments
  Investment in United Bridgeport Energy facility                                    -                 -             82,090
  Other                                                                             25          (623,498)            20,283
                                                                       ----------------   ---------------   ----------------
          Total                                                                     25          (623,498)           102,373
                                                                       ----------------   ---------------   ----------------

Property, Plant and Equipment at original cost
  In service                                                                    32,650                 -            784,409
  Less, accumulated depreciation                                                20,982                 -            286,153
                                                                       ----------------   ---------------   ----------------
                                                                                11,668                 -            498,256
  Construction work in progress                                                      -                 -             36,467
                                                                       ----------------   ---------------   ----------------

         Net Property, Plant and Equipment                                      11,668                 -            534,723
                                                                       ----------------   ---------------   ----------------

Regulatory Assets
  Nuclear plant investments-above market                                             -                 -            436,505
  Income taxes due principally to book-tax differences                               -                 -             98,116
  Long-term purchase power contracts - above market                                  -                 -             88,024
  Connecticut Yankee                                                                 -                 -             51,579
  Unamortized redemption costs                                                       -                 -             19,325
  Other                                                                              -                 -             43,259
                                                                       ----------------   ---------------   ----------------
          Total                                                                      -                 -            736,808
                                                                       ----------------   ---------------   ----------------

Deferred Charges
  Goodwill                                                                      68,554                 -             68,554
  Unamortized debt issuance expenses                                                 -                 -              6,670
  Prepaid Pension                                                                    -                 -             43,927
  Long-term receivable - Cross Sound Cable Project                                   -                 -             23,986
  Other long-term receivable                                                         -                 -             13,575
  Other                                                                          7,854            (6,770)             2,120
                                                                       ----------------   ---------------   ----------------
            Total                                                               76,408            (6,770)           158,832
                                                                       ----------------   ---------------   ----------------

                                                                       ----------------   ---------------   ----------------
Long-term assets of discontinued operations held for sale                            -                 -             17,930
                                                                       ----------------   ---------------   ----------------

          Total Assets                                                  $      177,871    $     (721,424)   $     1,865,003
                                                                       ================   ===============   ================


UIL HOLDINGS CORPORATION
CONSOLIDATING BALANCE SHEET
AS OF DECEMBER 31, 2003
THOUSANDS OF DOLLARS
LIABILITIES AND CAPITALIZATION

                                                                   The United                          United
                                                                  Illuminating          UIL           Resources
                                                                     Company         Holdings           Inc.
                                                                  --------------   --------------   --------------
Current Liabilities
  Notes payable                                                   $           -    $      77,762     $     58,296
  Accounts payable                                                       36,002              765              312
  Dividends payable                                                      10,415           10,299                -
  Accrued liabilities                                                    41,819               28               (2)
  Deferred revenues-nonutility businesses                                     -                -                -
  Taxes accrued                                                               -            1,214                -
  Interest accrued                                                        4,243            2,115                -
  Obligations under capital leases                                       14,815                -                -
  Current liabilities of discontinued operations held for sale                -                -                -
                                                                  --------------   --------------   --------------
          Total                                                         107,294           92,183           58,606
                                                                  --------------   --------------   --------------

Noncurrent Liabilities
  Purchase power contract obligation                                     88,024                -                -
  Pension accrued                                                         8,166                -                -
  Connecticut Yankee contract obligation                                 47,213                -                -
  Long-term notes payable                                                     -                -            6,742
  Other                                                                  18,107                -                -
                                                                  --------------   --------------   --------------
          Total                                                         161,510                -            6,742
                                                                  --------------   --------------   --------------

Deferred Income Taxes                                                   332,317                -                -
                                                                  --------------   --------------   --------------

Regulatory Liabilities
  Accumulated deferred investment tax credits                            12,813                -                -
  Deferred gains on sale of property                                     33,679                -                -
  Customer refund                                                             5                -                -
  Other                                                                  19,170                -                -
                                                                  --------------   --------------   --------------
          Total regulatory Liabilities                                   65,667                -                -
                                                                  --------------   --------------   --------------

Long-term liabilities of discontinued operations held for sale                -                -                -
                                                                  --------------   --------------   --------------

  Commitments and Contingencies

Capitalization
    Long-term debt                                                      420,460           75,000                -

Common stock equity
    Common stock                                                              1          297,321                1
    Paid-in capital                                                     253,137            4,413          226,715
    Capital stock expense                                                     -           (2,170)               -
    Unearned employee stock ownership plan equity                             -           (5,461)               -
    Unearned compensation                                                     -             (335)               -
    Accumulated other comprehensive loss                                   (496)               -                -
    Retained earnings                                                   120,238             (433)         (21,160)
                                                                  --------------   --------------   --------------
                                                                        372,880          293,335          205,556
                                                                  --------------   --------------   --------------

          Total Capitalization                                          793,340          368,335          205,556
                                                                  --------------   --------------   --------------

          Total Liabilities and Capitalization                     $  1,460,128    $     460,518    $     270,904
                                                                  ==============   ==============   ==============



                                                                      United               United
                                                                      Capital            Bridgeport        American Payment
                                                                 Investments, Inc.      Energy, Inc.         Systems, Inc.
                                                                --------------------   ---------------   ----------------------
Current Liabilities
  Notes payable                                                   $               -     $           -     $                  -
  Accounts payable                                                              743             3,109                        -
  Dividends payable                                                               -                 -                        -
  Accrued liabilities                                                             -                 -                        -
  Deferred revenues-nonutility businesses                                         -                 -                        -
  Taxes accrued                                                                   -                 -                        -
  Interest accrued                                                                -                 -                        -
  Obligations under capital leases                                                -                 -                        -
  Current liabilities of discontinued operations held for sale                    -                 -                   96,439
                                                                --------------------   ---------------   ----------------------
          Total                                                                 743             3,109                   96,439
                                                                --------------------   ---------------   ----------------------

Noncurrent Liabilities
   Purchase power contract obligation                                             -                 -                        -
   Pension accrued                                                                -                 -                        -
  Connecticut Yankee contract obligation                                          -                 -                        -
  Long-term notes payable                                                         -            54,162                        -
  Other                                                                           -                 -                        -
                                                                --------------------   ---------------   ----------------------
          Total                                                                   -            54,162                        -
                                                                --------------------   ---------------   ----------------------

Deferred Income Taxes                                                        (1,458)                -                        -
                                                                --------------------   ---------------   ----------------------

Regulatory Liabilities
  Accumulated deferred investment tax credits                                     -                 -                        -
  Deferred gains on sale of property                                              -                 -                        -
  Customer refund                                                                 -                 -                        -
  Other                                                                           -                 -                        -
                                                                --------------------   ---------------   ----------------------
          Total regulatory Liabilities                                            -                 -                        -
                                                                --------------------   ---------------   ----------------------

Long-term liabilities of discontinued operations held for sale                    -                 -                      921
                                                                --------------------   ---------------   ----------------------

  Commitments and Contingencies

Capitalization
    Long-term debt                                                                -                 -                        -

Common stock equity
    Common stock                                                                  -                 1                        1
    Paid-in capital                                                          25,161            24,069                   36,471
    Capital stock expense                                                         -                 -                        -
    Unearned employee stock ownership plan equity                                 -                 -                        -
    Unearned compensation                                                         -                 -                        -
    Accumulated other comprehensive loss                                          -                 -                        -
    Retained earnings                                                        (8,476)             (361)                 (13,776)
                                                                --------------------   ---------------   ----------------------
                                                                             16,685            23,709                   22,696
                                                                --------------------   ---------------   ----------------------

          Total Capitalization                                               16,685            23,709                   22,696
                                                                --------------------   ---------------   ----------------------

          Total Liabilities and Capitalization                     $         15,970      $     80,980        $         120,056
                                                                ====================   ===============   ======================



                                                                                                          UIL
                                                                   Xcelecom                              Holdings
                                                                 Consolidated      Eliminations       Consolidated
                                                                ---------------    --------------    ---------------
Current Liabilities
  Notes payable                                                  $         661      $    (71,558)     $      65,161
  Accounts payable                                                       1,443            (5,645)            36,729
  Dividends payable                                                          -           (10,415)            10,299
  Accrued liabilities                                                   20,794                 -             62,639
  Deferred revenues-nonutility businesses                               14,957                 -             14,957
  Taxes accrued                                                              -                 -              1,214
  Interest accrued                                                           -                 -              6,358
  Obligations under capital leases                                           -                 -             14,815
  Current liabilities of discontinued operations held for sale               -            (3,538)            92,901
                                                                ---------------    --------------    ---------------
          Total                                                         37,855           (91,156)           305,073
                                                                ---------------    --------------    ---------------

Noncurrent Liabilities
   Purchase power contract obligation                                        -                 -             88,024
   Pension accrued                                                           -                 -              8,166
  Connecticut Yankee contract obligation                                     -                 -             47,213
  Long-term notes payable                                                9,867           (60,293)            10,478
  Other                                                                     79              (612)            17,574
                                                                ---------------    --------------    ---------------
          Total                                                          9,946           (60,905)           171,455
                                                                ---------------    --------------    ---------------

Deferred Income Taxes                                                    2,380                 -            333,239
                                                                ---------------    --------------    ---------------

Regulatory Liabilities
  Accumulated deferred investment tax credits                                -                 -             12,813
  Deferred gains on sale of property                                         -                 -             33,679
  Customer refund                                                            -                 -                  5
  Other                                                                    414                 -             19,584
                                                                ---------------    --------------    ---------------
          Total regulatory Liabilities                                     414                 -             66,081
                                                                ---------------    --------------    ---------------

Long-term liabilities of discontinued operations held for sale               -                 -                921
                                                                ---------------    --------------    ---------------

  Commitments and Contingencies

Capitalization
    Long-term debt                                                           -                 -            495,460

Common stock equity
    Common stock                                                             2                (6)           297,321
    Paid-in capital                                                    125,925          (691,478)             4,413
    Capital stock expense                                                    -                 -             (2,170)
    Unearned employee stock ownership plan equity                            -                 -             (5,461)
    Unearned compensation                                                    -                 -               (335)
    Accumulated other comprehensive loss                                     -                 -               (496)
    Retained earnings                                                    1,349           122,121            199,502
                                                                ---------------    --------------    ---------------
                                                                       127,276          (569,363)           492,774
                                                                ---------------    --------------    ---------------

          Total Capitalization                                         127,276          (569,363)           988,234
                                                                ---------------    --------------    ---------------

          Total Liabilities and Capitalization                  $      177,871     $    (721,424)    $    1,865,003
                                                                ===============    ==============    ===============


UIL HOLDINGS CORPORATION
CONSOLIDATING STATEMENT
 OF RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 2003
THOUSANDS OF DOLLARS



                                                     The United                                   United Resources
                                                Illuminating Company         UIL Holdings               Inc.
                                              --------------------------    ----------------   -----------------------
BALANCE, JANUARY 1                                            $ 148,219            $ 17,219                 $ (18,837)
Net income (loss)                                                38,669              23,509                    (2,323)

                                              --------------------------    ----------------   -----------------------
      Total                                                     186,888              40,728                   (21,160)
                                              --------------------------    ----------------   -----------------------

Deduct Cash Dividends Declared
  Common stock                                                   66,650              41,161                         -
                                              --------------------------    ----------------   -----------------------
      Total                                                      66,650              41,161                         -
                                              --------------------------    ----------------   -----------------------


BALANCE, DECEMBER 31                                          $ 120,238              $ (433)                $ (21,160)
                                              ==========================    ================   =======================



                                         United Capital                 United                    American Payment
                                       Investments, Inc.        Bridgeport Energy, Inc.             Systems, Inc.
                                      ---------------------   ----------------------------   ----------------------------

BALANCE, JANUARY 1                                $ (7,838)                       $ 1,826                       $ (7,525)
Net income (loss)                                     (638)                        (2,187)                        (6,251)

                                      ---------------------   ----------------------------   ----------------------------
      Total                                         (8,476)                          (361)                       (13,776)
                                      ---------------------   ----------------------------   ----------------------------

Deduct Cash Dividends Declared
  Common stock                                           -                              -
                                      ---------------------   ----------------------------   ----------------------------
      Total                                              -                              -                              -
                                      ---------------------   ----------------------------   ----------------------------


BALANCE, DECEMBER 31                              $ (8,476)                        $ (361)                     $ (13,776)
                                      =====================   ============================   ============================



                                                       Xcelecom                                  UIL
                                                     Consolidated        Eliminations        Consolidated
                                                   -----------------    ----------------   -----------------

BALANCE, JANUARY 1                                          $ 3,029            $ 81,284           $ 217,377
Net income (loss)                                            (1,680)            (25,813)             23,286

                                                   -----------------    ----------------
                                                                                           -----------------
      Total                                                   1,349              55,471             240,663
                                                   -----------------    ----------------   -----------------

Deduct Cash Dividends Declared
  Common stock                                                    -             (66,650)             41,161
                                                   -----------------    ----------------
                                                                                           -----------------
      Total                                                       -             (66,650)             41,161
                                                   -----------------    ----------------   -----------------


BALANCE, DECEMBER 31                                        $ 1,349           $ 122,121           $ 199,502
                                                   =================    ================   =================


                                    EXHIBIT B

An organizational chart showing the relationship of each EWG or foreign utility company to associate companies in the holding company system.


---------------------------------

UIL Holdings Corporation

---------------------------------
                            100%
---------------------------------

 United Resources, Inc.

---------------------------------
                            100%
---------------------------------                           ------------------

 United Bridgeport Energy, Inc.                             Unrelated Persons

---------------------------------                           ------------------
                             33%                            67%

                                    --------------------------

                                     Bridgeport Energy LLC
                                             (EWG)

                                    --------------------------



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